Toyota Financial Services Securities USA Corporation

(A wholly owned subsidiary of Toyota Financial Services International Corporation)
Financial Statements, Supplementary Information and Exemption Report Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934
March 31, 2026

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SEC FILE NUMBER
8-66961

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/25 (MM/DD/YY) AND ENDING 03/31/26 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Toyota Financial Services Securities USA Corporation

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

6565 Headquarters Dr, W2-3A-3D
(No. and Street)

Plano	TX	75024
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Nicholas J. Ro	(469) 786-8961	nicholas.ro@toyota.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PriceWaterhouseCoopers LLP
(Name – if individual, state last, first, and middle name)

2121 N Pearl Street, Suite 2000	Dallas	TX	75201
(Address)	(City)	(State)	(Zip Code)

10/20/2003	238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nicholas J. Ro, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Toyota Financial Services Securities USA Corporation, as of 3/31, 2026, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Nicholas Ro

Title: President/Treasurer

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Toyota Financial Services Securities USA Corporation
(A wholly owned subsidiary of Toyota Financial Services International Corporation)
Index to Financial Statements
March 31, 2026



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of Toyota Financial Services Securities USA Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Toyota Financial Services Securities USA Corporation (the "Company") as of March 31, 2026 and the related statement of income, of changes in shareholder's equity and of cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2026 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Supplemental Schedule – Computation of Net Capital pursuant to Rule 15c3-1 of the Securities and Exchange Commission and Supplemental Schedule – Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission as of March 31, 2026 (collectively, the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Pricewaterhouse Coopers LLP

Dallas, Texas
May 20, 2026

We have served as the Company's auditor since 2006.

PricewaterhouseCoopers LLP, 2121 North Pearl Street, Suite 2000, Dallas, Texas 75201
T: (214) 999-1400, F: (214) 754-7991, www.pwc.com/us

Toyota Financial Services Securities USA Corporation
(A wholly owned subsidiary of Toyota Financial Services International Corporation)
Statement of Financial Condition
March 31, 2026

Assets

Cash	$ 10,696,947
Deposit with and receivable from clearing broker	310,590
Deferred income taxes	14,661
Note receivable from affiliate	15,000,000
Other assets	74,416
Total assets	$ 26,096,614

Liabilities and Shareholder's Equity

Accounts payable and accrued liabilities	$ 85,625
Payable to affiliate	2,700
Income taxes payable to affiliate	455,922
Deferred income	12,500
Total liabilities	$ 556,747

Commitments and contingencies (Note 6)

Shareholder's equity	
Capital stock, $0.001 par value; 10,000 shares authorized; 2,500 issued and outstanding	3
Additional paid-in-capital	249,997
Retained earnings	25,289,867
Total shareholder's equity	25,539,867
Total liabilities and shareholder's equity	$ 26,096,614

See accompanying Notes to Financial Statements.

Toyota Financial Services Securities USA Corporation
(A wholly owned subsidiary of Toyota Financial Services International Corporation)
Statement of Income
For the Year Ended March 31, 2026

Revenues		
Commissions	$	4,606,250
Service fees		50,000
Interest income		1,202,422
Total revenues		5,858,672
Expenses		
Regulatory fees	$	47,903
Clearing fees		75,105
Operating		186,921
Total expenses		309,929
Income before income taxes		5,548,743
Provision for income taxes		1,318,895
Net income	$	4,229,848

See accompanying Notes to Financial Statements.

3

Toyota Financial Services Securities USA Corporation
(A wholly owned subsidiary of Toyota Financial Services International Corporation)
Statement of Changes in Shareholder's Equity
For the Year Ended March 31, 2026

	Capital Stock		Additional Paid-In Capital	Retained Earnings	Total
	Shares	Amount			
Balance at March 31, 2025	2,500	$ 3	$ 249,997	$ 27,565,037	$ 27,815,037
Net income	–	–	–	4,229,848	4,229,848
Dividends	–	–	–	(6,505,018)	(6,505,018)
Balance at March 31, 2026	2,500	$ 3	$ 249,997	$25,289,867	$ 25,539,867

See accompanying Notes to Financial Statements.

Toyota Financial Services Securities USA Corporation
(A wholly owned subsidiary of Toyota Financial Services International Corporation)
Statement of Cash Flows
For the Year Ended March 31, 2026

Cash flows from operating activities

Net income	$	4,229,848
Adjustments to reconcile net income to net cash provided by operating activities:		
Deposit with and receivable from clearing broker		(9,481)
Deferred income taxes		8,501
Income taxes receivable from affiliate		5,371
Other assets		(42,669)
Accounts payable and accrued liabilities		4,583
Payable to affiliate		(900)
Income taxes payable to affiliate		455,922
Net cash provided by operating activities		4,651,175

Cash flows from investing activities

Net change in note receivable with affiliate		(15,000,000)
Net cash used in investing activities		(15,000,000)

Cash flows from financing activities

Dividends paid		(6,505,018)
Net cash used in financing activities		(6,505,018)

Net increase in cash		(16,853,843)
Cash at the beginning of the year		27,550,790
Cash at the end of the year	$	10,696,947

Supplemental Disclosures

Income taxes paid, net	$	849,102
Cash paid for interest	$	-

See accompanying Notes to Financial Statements.

Toyota Financial Services Securities USA Corporation
(A wholly owned subsidiary of Toyota Financial Services International Corporation)
Notes to Financial Statements
For the Year Ended March 31, 2026

1. Nature of Operations

Toyota Financial Services Securities USA Corporation ("TFSS" or the "Company") was incorporated in Delaware on January 31, 2005, and commenced operations on November 15, 2005. TFSS is wholly owned by Toyota Financial Services International Corporation ("TFSIC"), a California corporation, which is a wholly owned subsidiary of Toyota Financial Services Corporation ("TFSC"), a Japanese corporation. TFSC, in turn, is a wholly owned subsidiary of Toyota Motor Corporation ("TMC"), a Japanese corporation. TFSC manages TMC's worldwide finance operations. The Company's business is substantially dependent upon selling fixed income securities issued by Toyota Motor Credit Corporation ("TMCC"), which is also a wholly owned subsidiary of TFSIC.

TFSS is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA"), the Securities Investor Protection Corporation ("SIPC"), and securities commissions in multiple states. TFSS was formed for the purpose of directly offering TMCC debt products to the United States debt market.

The Company has a clearing agreement with a non-affiliated broker dealer to process and clear all of the Company's securities transactions on a fully disclosed basis.

The Company is headquartered in Plano, Texas and has no branches or sales offices. Administrative and back-office support is provided by its affiliate, TMCC. Such services are governed by a Shared Expense Agreement between TMCC and the Company (Note 5).

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America. On March 31, 2026, we adopted ASU 2023-09, *Income Taxes (Topic 740),* requiring more granular disclosure of the components of income taxes. The adoption did not have a material impact of this standard on our consolidated financial statements or related disclosures. Refer to Note 4 – Income Taxes for additional information.

Revenue from Contracts with Customers

Commissions

The Company earns commissions on securities transactions executed on behalf of its affiliate, TMCC. Commissions are recorded on the trade date (the date the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred to/from the customer.

Toyota Financial Services Securities USA Corporation
(A wholly owned subsidiary of Toyota Financial Services International Corporation)
Notes to Financial Statements
For the Year Ended March 31, 2026

2. **Summary of Significant Accounting Policies (Continued)**

Service Fees

TFSS is party to an Accommodating Broker Agreement (the "Agreement") with TMCC. Pursuant to the Agreement, the Company is paid $50,000 annually in June to serve as an accommodating broker for TMCC. As the performance obligation is satisfied over a one-year period, this amount is recorded as Deferred income when received from TMCC and amortized over the annual contract period on a straight-line basis. For the year ended March 31, 2026, TFSS recognized revenue of $50,000 related to the Agreement, which is classified as Service fees on the Statement of Income. At March 31, 2026, the Deferred income balance on the Statement of Financial Condition associated with the Agreement was $12,500.

Interest Income

The Company earns the majority of its interest income from an interest-bearing demand deposit bank account and notes receivable from affiliates (Note 8). Interest income is recorded when earned.

Expense Recognition

Expenses are recorded as incurred and disclosed within the Statement of Income.

Cash

The Company holds cash in a financial institution in excess of the FDIC insured limits. The Company periodically reviews the financial condition of the financial institution to assess the credit risk. The Company believes that no significant concentration of credit risk exists with respect to the balance based on its assessment of the creditworthiness and financial viability of the financial institution.

Financial Instruments – Credit Losses

The Company applies Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 326, *Financial Instruments – Credit Losses* in determining if an impairment loss of financial assets measured at amortized costs is necessary. For financial assets in scope of ASC 326, the standard requires estimating current expected credit losses (CECL) over the remaining life of an instrument or a portfolio of instruments with similar risk characteristics based on relevant information about past events, current conditions, and reasonable forecasts. For the year ended March 31, 2026, no allowance for credit losses was recorded by the Company as there was minimal credit exposure from its financial assets measured at amortized cost.

Deposit with and Receivable from Clearing Broker

Deposit with and receivable from clearing broker at March 31, 2026 represent a clearing deposit of $250,000 and other receivables from the clearing broker due to TFSS in the normal course of business. The Company incurred clearing fees of $75,105 to the clearing broker in fiscal year 2026. The amount of unsettled credit exposure is limited to the amount owed to the Company for a very short period of time. It is the Company's policy to review, as necessary, the credit standing of the clearing broker, and the Company has had no historical experience with credit loss. As of March 31, 2026, the risk of credit loss is considered remote, therefore an allowance for credit losses for the deposit with and receivable from the clearing broker was not recorded.

Toyota Financial Services Securities USA Corporation
(A wholly owned subsidiary of Toyota Financial Services International Corporation)
Notes to Financial Statements
For the Year Ended March 31, 2026

2. **Summary of Significant Accounting Policies (Continued)**

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company maintains policies and procedures to value financial instruments using the best and most relevant data available. Management believes that the carrying value of financial assets and liabilities recognized on the Statement of Financial Condition approximates fair value due to their short-term nature. Except for cash and deposit with and receivable from clearing broker which are classified as level 1, all other financial instruments not carried at fair value on recurring basis are classified as level 2 within the fair value hierarchy.

Fair Value Hierarchy

The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company's valuation techniques. A level is assigned to each fair value measurement based on the lowest level input that is significant to the fair value measurement in its entirety. The fair value hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (level 3 measurements). The three levels of the fair value hierarchy are defined as follows:

Level 1: Quoted (unadjusted) prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2: Quoted prices in active markets for similar assets and liabilities, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3: Unobservable inputs that are supported by little or no market activity and may require significant judgment in order to determine the fair value of the assets and liabilities.

Income Taxes

Income taxes are accounted for under the asset and liability method as required in accordance with the provisions of FASB ASC 740, *Income Taxes*. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets or liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

ASC 740-10 requires management to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement, which could result in the Company recording a tax liability.

Toyota Financial Services Securities USA Corporation
(A wholly owned subsidiary of Toyota Financial Services International Corporation)
Notes to Financial Statements
For the Year Ended March 31, 2026

2. Summary of Significant Accounting Policies (Continued)

The Company is part of the TFSIC consolidated federal income tax return. TFSS does not file a separate state income tax return, and it is included in the consolidated state income tax returns with Toyota Motor North America, Inc. (TMNA) or other subsidiaries of TFSIC. Federal and state income tax expense is recognized as if TFSS filed its tax returns on a stand-alone basis.

In those states where TFSS joins in the filing of consolidated or combined income tax returns, TFSS is allocated its share of the total income tax expense based on combined allocation/apportionment factors and separate company income or loss. TFSS pays TMNA, TFSIC or its subsidiaries for its share of the consolidated federal and the consolidated or combined state income tax expense and is reimbursed for the benefit of any of its tax basis losses utilized in the consolidated federal and the consolidated or combined state income tax returns. At a minimum, TFSS settles income tax payable or receivable on an annual basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

In preparing the financial statements, management has evaluated subsequent events for potential recognition and disclosure from March 31, 2026 through May 20, 2026, the date of the financial statements' issuance. Management has determined that there are no material transactions or events that would require recognition or disclosure in the financial statements through this date.

3. Regulatory Requirements

The Company, as a registered broker and dealer in securities, is subject to the uniform net capital rule of the SEC (Rule 15c3-1). The SEC requirements also provide that equity capital may not be withdrawn or distributions be paid if certain minimum net capital requirements are not met. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a material effect on the Company's financial statements. Rule 15c3-1 requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2026 the Company's net capital, as defined, was $10,450,790 which was $10,413,674 in excess of its required net capital of $37,116. The Company's aggregate indebtedness to net capital ratio was 0.053 to 1.

Toyota Financial Services Securities USA Corporation
(A wholly owned subsidiary of Toyota Financial Services International Corporation)
Notes to Financial Statements
For the Year Ended March 31, 2026

4.   **Provision for Income Taxes**

The provision for income taxes consists of the following:

	For the year ended March 31, 2026
Income (loss) before income tax expense (benefit)	
US	5,548,743
Foreign	-
Total	5,548,743
Income tax expense (benefit)	
Current	
US Federal	1,115,889
US State and Local	194,505
Foreign	-
Total Current	1,310,394
Deferred	
US Federal	8,501
US State and Local	-
Foreign	-
Total Deferred	8,501
Total provision for income taxes	
US Federal	1,124,390
US State and Local	194,505
Foreign	-
Total Provision for income taxes	1,318,895

The Deferred income tax asset on the Statement of Financial Condition represents amounts related to California State income taxes. This asset is expected to be fully realized.

Toyota Financial Services Securities USA Corporation
(A wholly owned subsidiary of Toyota Financial Services International Corporation)
Notes to Financial Statements
For the Year Ended March 31, 2026

A reconciliation between the U.S. federal statutory tax rate and the effective tax rate is as follows:

	For the Year Ended March 31, 2026	
	Amount	%
U.S. federal statutory income tax rate	1,165,236	21.00%
Domestic federal		
Enactment of new tax laws	-	0.00%
Nontaxable or nondeductible items, net	-	0.00%
Effect of cross-border taxes	-	0.00%
Tax credits	-	0.00%
Change in valuation allowances	-	0.00%
Other, net	-	0.00%
Domestic state and local income taxes, net of federal effects[1]	153,659	2.77%
Worldwide changes in prior year unrecognized tax benefits	-	0.00%
Foreign tax effects	-	0.00%
Effective tax rate	1,318,895	23.77%

[1] The state and local jurisdictions that contribute to the majority (more than 50 percent) of the effect of the state and local taxes (net of federal tax benefit) are California, New Jersey and New York for fiscal 2026.

Toyota Financial Services Securities USA Corporation
(A wholly owned subsidiary of Toyota Financial Services International Corporation)
Notes to Financial Statements
For the Year Ended March 31, 2026

The following table represents U.S. federal, state and local, and foreign tax jurisdictions that exceed 5% of the income taxes paid (net of funds received) for the year ended March 31.

	2026
U.S. Federal Taxes	724,978
State and Local Taxes	
California	43,378
Other States[1]	80,746
Foreign Taxes	-
Total Income Taxes Paid/(Received)	849,102

[1] Individually these states do not exceed the 5% disaggregation threshold.

As of March 31, 2026, there is no tax liability resulting from unrecognized tax benefits related to uncertain tax positions taken or expected to be taken in future tax returns.

As of March 31, 2026, we remain under IRS examination for fiscal 2018 through fiscal 2026.

5.   **Related Party Transactions**

The Company has a Shared Expense Agreement with TMCC to support the ongoing administration, marketing and operation of the Company. As part of this agreement, TMCC provides the Company with office space, office equipment, office supplies, administrative services and other services, including employee compensation, at no cost to the Company. Based on the Shared Expense Agreement, these costs approximate $204,066 for the year ended March 31, 2026.

The Company has a tax sharing agreement with its parent company, TFSIC. As of March 31, 2026, the Company has recorded an income taxes payable to affiliate of $455,922.

Under an informal agreement, TMCC pays certain expenses on behalf of the Company. Payable to affiliates includes $2,700 of expenses paid by TMCC and not reimbursed by the Company at March 31, 2026.

Toyota Financial Services Securities USA Corporation
(A wholly owned subsidiary of Toyota Financial Services International Corporation)
Notes to Financial Statements
For the Year Ended March 31, 2026

5.   **Related Party Transactions (Continued)**

All commission revenues and service fees earned by the Company are related to securities transactions executed on behalf of TMCC. As mentioned in Note 8, the Company has a loan agreement with TMCC and earns interest income on this loan

The Board of Directors approved the declaration of a dividend of $6,505,018 to TFSIC. The dividend was paid in January 2026.

6.   **Commitments and Contingencies**

The accounting guidance for guarantees requires the disclosure of representations and warranties which the Company enters into and which may provide general indemnifications to others. The Company, in its normal course of business, may enter into contracts that contain such representations and warranties. Due to the difficulty in predicting future events that could result in claims, the Company is not able to estimate a maximum exposure under these arrangements. However, the Company believes the risk of loss related to these arrangements is remote.

The Company may be subject to various legal actions, governmental proceedings and other claims or actions arising in the ordinary course of its business. In addition, the Company may be subject to governmental and regulatory examinations from time to time. It is inherently difficult to predict the course of such legal actions and governmental inquiries.

As of March 31, 2026, there were no material pending litigations or claims against the Company.

7.   **Concentration Risk**

As discussed in Note 1, the Company's securities transactions are introduced on a fully disclosed basis to its clearing broker. Off balance-sheet risk exists with respect to these transactions due to the possibility that third parties may be unable to fulfill their contractual commitments wherein the clearing broker may charge any losses they incur to the Company.

The Company clears its trades through one primary clearing broker or may use the clearing broker services of agents that are engaged on the issuance. The Company is required to maintain a deposit with its clearing broker, which can fluctuate, based on trading activities. In the event the clearing broker does not fulfill its obligations, the Company may be exposed to risk of default. This risk of default depends on the creditworthiness of the counterparty to these transactions. The Company is exposed to credit risk from the potential inability of its clearing broker to perform in accordance with the terms of the contract. The Company monitors credit risk associated with its clearing broker.

8.   **Note Receivable from Affiliate**

Amounts represent balances receivable under a promissory note with TMCC totaled $15,000,000 as of March 31, 2026, which is the maximum borrowing limit under the agreement with TFSS. The promissory note bears interest at a variable rate equivalent to the U.S. Federal Funds Rate, as published by Bloomberg Financial. Interest income earned under this agreement for the year ended March 31, 2026 was $74,317 and is included within interest income in the Statement of Income. Interest on the note was $47,017 at March 31, 2026 and is included in Other assets on the Statement of Financial Condition.

Toyota Financial Services Securities USA Corporation
(A wholly owned subsidiary of Toyota Financial Services International Corporation)
Notes to Financial Statements
For the Year Ended March 31, 2026

9. **Segment Information**

The Company is engaged in a single line of business as a broker-dealer, which was formed for the purpose of directly offering TMCC debt products to the United States debt market. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies (see Note 2). Refer to the Statement of Income for additional information.

Toyota Financial Services Securities USA Corporation

(A wholly owned subsidiary of Toyota Financial Services International Corporation)
Supplemental Schedule – Computation of Net Capital Pursuant to Rule 15c3-1
of the Securities and Exchange Commission
March 31, 2026

Net Capital

Shareholder's Equity	$ 25,539,867
Less: Non-Allowable Assets	15,089,077
Net Capital before Haircuts on Security Positions	10,450,790
Haircut on Security Positions	-
Net Capital	$ 10,450,790
Aggregate Indebtedness	$ 556,747

Computation of Basic Net Capital Requirement

6 2/3% of Aggregate Indebtedness	37,116
Minimum Net Capital Requirement	5,000
Excess Net Capital	10,413,674
Net Capital less the greater of 10% of Aggregate Indebtedness or	10,395,115
120% of the Minimum Net Capital Requirement	
Aggregate Indebtedness/Net Capital	0.053

There are no material differences between the Computation of Net Capital included above and the amounts reported on the Company's unaudited Form X-17A-5 Part II FOCUS filing as of March 31, 2026, filed on May 4, 2026.

(A wholly owned subsidiary of Toyota Financial Services International Corporation)
Supplemental Schedule – Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission March 31, 2026

Computation for determination of reserve requirements and information relating to the possession or control requirements pursuant to Rule 15c3-3 are not included in this supplemental schedule, as the Company claims exemption from Rule 15c3-3 under the provisions of Rule 15c3-3(k)(2)(ii) and the Company is also relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

There are no material differences between the information included above and the information reported on the Company's unaudited Form X-17A-5 Part II FOCUS filing as of March 31, 2026, filed on May 4, 2026.

Toyota Financial Services Securities USA Corporation's
Exemption Report

CRD #135978

Toyota Financial Services Securities USA Corporation (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5 "Reports To Be Made By Certain Brokers and Dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R §240.15c3-3 under the following provisions of 17 C.F.R §240.15c3-3 (k):(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R §240.15c3-3 (k) throughout the year ended March 31, 2026 without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) private placements of securities and (2) selling securities of only one issuer or associated issuers on a best efforts basis only, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Toyota Financial Services Securities USA Corporation

I, Nicholas Ro, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Signature: _Nicholas Ro_

Title: President, Treasurer

Date: May 20, 2026



Report of Independent Registered Public Accounting Firm

To the Management and Board of Directors of Toyota Financial Services Securities USA Corporation

We have reviewed Toyota Financial Services Securities USA Corporation's (the "Company") assertions, included in the accompanying Toyota Financial Services Securities USA Corporation's *exemption report*, in which:

(1) The Company identified 17 C.F.R. § 240.15c3-3(k)(2)(ii) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision").

 (2) The Company stated that it met the identified exemption provision throughout the year ended March 31, 2026, without exception.

(3) The Company stated that it is also filing its Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to (1) private placements of securities and (2) selling securities of only one issuer or associated issuers on a best efforts basis only, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the year ended March 31, 2026, without exception.

The Company's management is responsible for the assertions and for compliance with the identified exemption provision and the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 throughout the year ended March 31, 2026.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision and the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3 and the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

PricewaterhouseCoopers LLP

Dallas, Texas
May 20, 2026

PricewaterhouseCoopers LLP, 2121 North Pearl Street, Suite 2000, Dallas, Texas 75201
T: (214) 999-1400, F: (214) 754-7991, www.pwc.com/us